SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT RBC CAPITAL MARKETS ENERGY INFRASTRUCTURE "MOVERS & SHAKERS" CONFERENCE

Calgary, Alberta (June 25, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that David W. Cornhill, Chairman, President and Chief Executive Officer, is scheduled to present at the RBC Capital Markets Energy Infrastructure "Movers & Shakers" Conference in Toronto on Thursday, June 28, 2007 at 9:30 a.m. EDT. Mr. Cornhill will participate in a panel discussion entitled "Extracting Value from Natural Gas".

The panel webcast will be accessible at http://www.wsw.com/webcast/rbc74/panel1 and will also be posted for 30 days on the AltaGas website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

dw 7/23

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (July 12, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on August 15, 2007 to holders of record on July 25, 2007, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in the Plan, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable component of the Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in a component of the Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable component of the Plan. See additional information on the Plan on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
C.J. Wilkins	Stephanie Labowka-Poulin	Investor Relations
(403) 691-9890	(403) 691-7136	1-877-691-7199
cj.wilkins@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	06/01/2007 - 06/30/2007

Summary

Issued & Outstanding Opening Balance :	55,216,106	As at :	06/01/2007

	Effect on Issued & Outstanding Securities
DRIP Plan #1 - Trust Units	180,913
DRIP Plan #2 - Exchangeable LP Units	8,723
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	55,405,742

DRIP Plan #1 - Trust Units

Opening Reserve	**2,974,761**	As at :	06/01/2007

Effective Date	Securities Listed	Securities Issued
06/19/2007		180,913
Totals	0	180,913

Closing Reserve:	**2,793,848**	As at :	06/30/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**721,697**	As at :	06/01/2007

Effective Date	Securities Listed	Securities Issued
06/19/2007		8,723
Totals	0	8,723

Closing Reserve:	**712,974**	As at :	06/30/2007

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,086,650**	As at :	06/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2007	N			2,000	

Filer's comment

2000 options granted on Sept 6, 2006 at a strike price of 28.86, cancelled due to employee departure.

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2007	N			4,000	

Filer's comment

2000 options granted on March 23, 2007 at a strike price of 25.54, cancelled due to employee departure.

SEC File # 82-34911

Totals	0	0	6,000	0

Stock Options Outstanding Closing Balance: 1,080,650 As at : 06/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Siva Vemuri
Phone:	4036917517
Email:	siva.vemuri@altagas.ca
Submission Date:	
Last Updated:	07/05/2007

END